Exhibit 99.1

LEGEND BIOTECH CORPORATION

2101 Cottontail Lane

Somerset, New Jersey 08873

PROXY STATEMENT

General

The board of directors of Legend Biotech Corporation (the “Company”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on June 9, 2021 at 9:30 a.m (the “AGM”). The AGM will be held at 10 Knightsbridge Road, Piscataway, NJ 08854, USA.

This Proxy Statement can be accessed, free of charge, on the Investor section of the Company’s website at www.legendbiotech.com from May 5, 2021, and the Proxy Form will first be mailed to holders of ordinary shares of the Company on or about May 5, 2021.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person signing such proxy by attending the AGM and voting in person.

Record Date, Share Ownership and Quorum

Only shareholders of record at the close of business on May 3, 2021 (the “Record Date”) are entitled to vote at the AGM. Our ordinary shares, par value US$0.0001 per share (“Ordinary Shares”), that underlie American depositary shares (“ADSs”) are included for purposes of this determination. As of May 3, 2021, 270,729,594.0 ordinary shares of the Company were outstanding, including approximately 51,228,420 Ordinary Shares represented by ADSs and held by JPMorgan Chase Bank, N.A. Each ADS represents two Ordinary Shares. Two holders of Shares being not less than an aggregate of fifty percent (50%) of all votes attaching to all Shares in issue and entitled to vote and present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, will constitute a quorum for all purposes.

Voting and Solicitation

Each of the Ordinary Shares in issue on the Record Date is entitled to one vote. A resolution put to the vote at the AGM will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded by (i) the chairman of the AGM, or (ii) any one shareholder present in person or by proxy for the time being entitled to vote at the AGM. Copies of solicitation materials will be furnished to all holders of Ordinary Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names the Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of Ordinary Shares, the Ordinary Shares they represent will be voted at the AGM, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/her discretion, as he/she will on any other matters that may properly come before the AGM, or at any adjournment thereof.

Abstentions by holders of Ordinary Shares are included in the determination of the number of Ordinary Shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of ADSs

We have requested JPMorgan Chase Bank, N.A., as depositary of the ADSs, to mail to all the registered ADR holders this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the timely receipt from an owner of record of ADSs of written voting instructions in the manner specified, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares underlying the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with such voting instructions. Under the terms of the deposit agreement, JPMorgan Chase Bank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described two paragraphs below. As the holder of record for all the Ordinary Shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those Ordinary Shares at the AGM.

There is no guarantee that ADR holders or any such holder in particular will receive the notice described above with sufficient time to enable such ADR holder to return any voting instructions to JPMorgan Chase Bank, N.A. in a timely manner, in which case the Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If no ADR Voting Instruction Card is received by JPMorgan Chase Bank, N.A. from a registered ADS holder by 12:00 p.m. (New York City time), June 4, 2021, such holder shall be deemed, and JPMorgan Chase Bank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to the chairman of the AGM to vote the Ordinary Shares represented by your ADSs in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors, unless the Company has informed JPMorgan Chase Bank, N.A. that such proxy should not be given, in accordance with the terms of the deposit agreement.

PROPOSAL 1:

RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

The board of directors proposes to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2020.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020.

PROPOSAL 2:

RATIFICATION OF THE RE-APPOINTMENT OF ERNST & YOUNG HUA MING LLP AS INDEPENDENT AUDITOR OF THE COMPANY

The audit committee has approved the re-appointment of Ernst & Young Hua Ming LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2021 and seeks ratification of this decision by the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE RE-APPOINTMENT OF ERNST & YOUNG HUA MING LLP AS THE INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021.

PROPOSAL 3:

RE-ELECTION OF MS. YE WANG AS A DIRECTOR OF THE COMPANY

Pursuant to article 88(b) of the Company’s memorandum of association, at the first annual general meeting of shareholders, the term of office of the Class I directors shall expire and Class I directors appointed at such meeting shall be elected for a full term of three (3) years.

Class I directors consist of Ms. Ye Wang and Dr. Darren Xiaohui Ji, and their term will expire at the AGM.

The board proposes to re-elect Ms. Ye Wang to serve as a Class I director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF MS. YE WANG AS A DIRECTOR OF THE COMPANY.

PROPOSAL 4:

RE-ELECTION OF DR. DARREN XIAOHUI JI AS A DIRECTOR OF THE COMPANY

Pursuant to article 88(b) of the Company’s memorandum of association, at the first annual general meeting of shareholders, the term of office of the Class I directors shall expire and Class I directors appointed at such meeting shall be elected for a full term of three (3) years.

Class I directors consist of Ms. Ye Wang and Dr. Darren Xiaohui Ji, and their term will expire at the AGM.

The board proposes to re-elect Dr. Darren Xiaohui Ji to serve as a Class I director of the Company for a full term of three (3) years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF DR. DARREN XIAOHUI JI AS A DIRECTOR OF THE COMPANY.

PROPOSAL 5:

AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY

The board of directors proposes to authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Ye Wang
Ye Wang
Chairwoman of the Board of Directors
Dated: May 5, 2021